Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Performance Share Plan 2005-2007 – Contingent Award of Options

The Directors below have today been notified of the following contingent awards of shares under the Gallaher Group Plc Performance Share Plan.

Director	Number of ordinary shares of 10p each
Nigel Dunlop	44,051
Neil England	51,825
Stewart Hainsworth	51,825
Nigel Northridge	93,933
Mark Rolfe	57,008

The number of these shares which will vest will be determined by reference to the achievement of performance conditions, over the three years commencing 1 January 2005. This is in accordance with the Rules of the Plan and as outlined in the Remuneration Report and Summary Remuneration Report contained in the Group’s Annual Report and Financial Statements 2004 and Annual Review and Summary Financial Statement 2004, respectively.

Deferred Bonus Plan 2005-2007 – Contingent Awards

The following contingent awards of shares to directors have been made under the Deferred Bonus Plan. The number of shares shown below represents the potential awards at the maximum level.

Director	Number of ordinary shares of 10p each
Nigel Dunlop	23,973
Neil England	30,512
Stewart Hainsworth	22,169
Nigel Northridge	62,825
Mark Rolfe	34,871

In order to participate in this Plan each Director has invested in the Company's shares and is committed to retaining those shares until the end of the Performance Period, namely 31 December 2007. The maximum that a Director can invest in those shares for the purposes of this Plan is 100% of his annual bonus received in respect of the financial year ended 31 December 2004.

At the end of the Performance Period each Director will receive an award of shares. The number of shares he will receive will be a minimum of 50% of the shares invested and he can receive up to a maximum of 150% of the number of shares invested, depending on the achievement of a performance condition, over the three years commencing 1 January 2005, as set out in the Company's Annual Report and Financial Statements.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 31, 2005	Title:	Deputy Company Secretary